UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 12 December 2025, London UK

GSK's RSV vaccine, Arexvy, receives positive CHMP opinion for all adults 18 years and older

●     Marketing authorisation expected in February 2026
●     Every year an average of 158,000 adults are hospitalised with RSV-related illness in the EU[1]

GSK plc (LSE/NYSE: GSK) today announced that the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) has recommended expanding the indication of its adjuvanted recombinant respiratory syncytial virus (RSV) vaccine to all adults aged 18 years and older. The European Commission's final decision is expected in February 2026. If approved, the expanded indication would make the vaccine available for all adults aged 18 years and older.*

Arexvy was the first RSV vaccine approved in Europe for the prevention of lower respiratory tract disease (LRTD) caused by RSV in adults aged 60 and older, and in those aged 50-59 years who are at increased risk for RSV disease.

Sanjay Gurunathan, GSK Head of Vaccines and Infectious Diseases Research and Development, said: "Today's positive CHMP opinion is an important step towards bringing more options to prevent severe RSV disease for adults in Europe. GSK is dedicated to increasing access to our vaccines in broader adult populations and we continue to drive innovation to help make it easier for healthcare professionals to offer protection against severe RSV disease."

RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year. [2] RSV can exacerbate certain medical conditions, and lead to severe illness resulting in hospitalisation and even death.1,[3],[4]

In the European Union, an average of 158,000 adults aged 18 and over are hospitalised due to RSV infections each year.1 Compared with children, adults hospitalised for RSV are at a higher risk of severe complications, require more costly treatments, have a higher fatality rate, and their true number is likely to be underestimated due to lack of routine testing.[5],[6],[7],[8]

GSK is continuing to seek expanded indications for its RSV vaccine in other geographies including the US and Japan.

About GSK's RSV vaccine
Respiratory Syncytial Virus Vaccine, Adjuvanted, contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in more than 65 countries. In addition, it is approved for use in individuals aged 50-59 who are at increased risk due to certain underlying medical conditions in more than 55 countries, including the US, Japan and Europe.

Please refer to the Product Information (PI) for important dosage, administration, and safety information in Europe at this link: http://www.ema.europa.eu/medicines/human//EPAR/arexvy

The GSK proprietary AS01 adjuvant system, owned by GSK, contains STIMULON QS-21 adjuvant licensed from Antigenics Inc, currently dba Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus Inc.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year.2 Adults can be at increased risk for RSV disease due to certain comorbidities, immune compromised status, or advanced age.4 RSV can exacerbate conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.4

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

Note:
*The European Medicines Agency reviews medicines for European Union member states and for the European Economic Area (EEA) countries Iceland, Norway and Liechtenstein.

References:

[1] Osei-Yeboah R, et al. Estimation of the Number of Respiratory Syncytial Virus-Associated Hospitalizations in Adults in the European Union. J Infect Dis 2023 May 29;228(11):1539-1548. doi: 10.1093/infdis/jiad189
[2] National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv. Accessed December 2025
[3] Atamna A, et al. Morbidity and mortality of respiratory syncytial virus infection in hospitalized adults: Comparison with seasonal influenza. Int J Infect Dis. 2021 Feb;103:489-493. doi: 10.1016/j.ijid.2020.11.185
[4] Falsey, AR et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59. doi: 10.1056/NEJMoa043951
[5] Niekler, P, et al. Hospitalizations due to respiratory syncytial virus (RSV) infections in Germany: a nationwide clinical and direct cost data analysis (2010-2019). Infection. 2024 Oct;52(5):1715-1724. doi: 10.1007/s15010-023-02122-8
[6] Günen H, et al. Key Challenges to Understanding the Burden of Respiratory Syncytial Virus in Older Adults in Southeast Asia, the Middle East, and North Africa: An Expert Perspective. Adv Ther. 2024 Nov;41(11):4312-4334. https://doi.org/10.1007/s12325-024-02954-2
[7] Alfano, F., Bigoni, T., Caggiano, F.P. et al. Respiratory Syncytial Virus Infection in Older Adults: An Update. Drugs Aging 41, 487-505 (2024). https://doi.org/10.1007/s40266-024-01118-9
[8] Grace, M., Colosia, A., Wolowacz, S., Panozzo, C., & Ghaswalla, P. (2023). Economic burden of respiratory syncytial virus infection in adults: a systematic literature review. Journal of Medical Economics, 26(1), 742-759. https://doi.org/10.1080/13696998.2023.2213125

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 12, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc